FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item

1	Press Release dated April 7, 2017

2	Resolutions adopted by the Ordinary General Shareholders’ Meeting held on 7 April 2017

Item 1

PRESS RELEASE

Ana Botín: “The Board’s intention is to increase the total dividend per share by 5% again in 2017”

“Dividend would total EUR 22 cents, paid in three cash dividends valued at 6 cents per share each, and one under the Santander Dividendo Elección program, at 4 cents. The amount paid in cash would grow by around 9%”. Between 2015 and 2017, total cash dividend per share will have increased 20%.

In 2016 we fulfilled our commitment: we increased the cash dividend per share, profit per share and the tangible value per share. Our plan for 2017 is to further improve them.

We will continue to invest in technology, spending 1,900 million euros per year.”

Santander’s Annual Shareholders’ Meeting approves the re- election as board members of Ana Botín, José Antonio Álvarez, Rodrigo Echenique, Esther Giménez-Salinas and Belén Romana. Shareholders also approve the appointment of Homaira Akbari to the board.

Comunicación Corporativa
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid). Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

∎	“So far this year, the total return to our shareholders is 17%, much higher than the 6% average for European banks, and the best among our peers. This good performance reflects investor confidence in our strategy and our team.

∎	2017 will be the first year since 2010 with economic growth in our top 10 markets. We reiterate our goals for 2017 and 2018.

∎	Spain has the chance not just to do better economically, but also to increase its institutional importance and its contribution to the major challenges facing our region and the world.

∎	In three years we have increased our capital by 19.5 billion Euros, 12 billion raised organically and 7.5 billion from the market. We closed 2016 with a CET1 capital ratio of 10.55%, that is, 50 basis points more than 2015. We have exceeded our own capital goals and the demands of regulators.”

Comunicación Corporativa
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid). Tel.: +34 91 2895211	2
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Madrid, 7 April 2017 Banco Santander’s Group executive chairman, Ana Botín, chaired the Annual General Meeting today which approved the bank’s 2016 accounts. Botín highlighted that “with an improved franchise, more cohesive teams, a clear strategy and stronger execution, we have been able to achieve excellent results in 2016”, despite volatility in markets and the “new challenges” for the economy and the banking sector. “We again achieved our commercial and financial targets, and met the profit metrics we promised to our shareholders in the right way”, Botín said, adding that “the good results obtained in 2016 make us one of the few banks that can do three things at once: finance profitable growth, accumulate capital and continue to increase the dividend we pay our shareholders.”

Botín recalled that Banco Santander registered attributable profit in 2016 of EUR 6,204 million, an increase of 4%, and that underlying profit, without the negative impact of the currencies of the countries in which the Group operates, rose 15%. The executive chairman of Banco Santander indicated that “in 2016, we fulfilled the commitment made to our shareholders: we increased the cash dividend per share, profit per share and the tangible value per share. Our plan for 2017 is to further improve them”. Santander´s executive chairman also pointed out the progress made in terms of customer loyalty, which is at the center of Group´s current strategy: “We improved our relationship with customers in all our units, offering better products and services. As a result we have more customers, which are more loyal and more satisfied.”

Dividend

Botín underscored that the Bank increased by 5% the total dividend per share against 2016 results, and the cash dividend 8%, to a total of 21 euro cents per share. Shareholders have already received three payments: two in cash, worth 5.5 cents per share each, and another 4.5 cents under the Santander Dividendo Elección (scrip) program. The fourth, for the same amount as the two in cash, will be paid in May. She pointed out that “So far this year, the total return to our shareholders is 17%, much higher than the 6% average for European banks, and the best among our peers. This good performance reflects investor confidence in our strategy and our team.”

Regarding the dividend against 2017 results, Botín said that “for this year, and according to the policy approved by the board of the directors, the board’s intention is to increase the total dividend per share again to 22 cents per share, and that is what we will put to this AGM” next year. The dividend will be paid out in three cash dividends valued at six euro cents per share each, and one under the Santander Dividendo Elección program, at four cents. Botín explained: “in this way, the total dividend per share will continue to increase by almost 5% and the amount paid in cash will grow by around 9%”.

“We thus maintain our policy of increasing the cash dividend, which is positive in two respects: first, it allows shareholders to choose how to invest the dividend they receives and second, it does not dilute their shares”, Ana Botín added.

Comunicación Corporativa
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid). Tel.: +34 91 2895211	3
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Botín also referred to Santander´s capital position: “in three years, we have increased our capital by 19.5 billion Euros, 12 billion raised organically and 7.5 billion from the market”, she said, adding that “we ended 2016 with a CET1 of 10.55%, 50 basis points more than in 2015. We have exceeded our own capital goals and the demands of regulators. In her opinion, “it´s not just the strength of our capital that matters, but also its quality and the strength of our balance sheet. Most of our assets are loans to customers and our main source of financing are stable customer deposits.”

Growth and goals

Santander´s Group executive chairman reiterated the goals set for the bank in 2018: “Though we anticipate that volatility and factors outside the Group will affect us in some countries, we are confident that we will achieve them”, she indicated. Botín pointed out that “the Bank´s good performance over the last year and the positive trends arising from our new strategy allow me today to say this: we are going to get better”.

Along with the rest of the sector, Santander has “a huge challenge ahead of us: digital transformation. Not only are we going to have to do the same things in different ways, but we are also going to have to do things we never before imagined.” In this respect, she confirmed that the Bank will continue to invest in technology, spending 1,900 million euros per year to carry out the transformation. She explained that the Group is working on three fronts: “first, transforming our traditional products and services; second, with Openbank, a fully digital bank that we will relaunch in the coming days; and third, through Santander Digital and our 200 million investment fund Santander Innoventures”.

Looking forward, Botín is confident that “we have a great platform to keep growing”. She identified Santander´s three main competitive advantages: “our 125 million customers, our focus on commercial banking, mostly in 10 markets; geographic diversification, with a balance between mature and emerging economies which makes our results more stable and predictable, which means we need less capital than our peers; and the subsidiaries model, which minimizes risks, makes us strong locally, but also presents a great opportunity for more collaboration between the countries and businesses of the Group”. In this sense, she explained that “the corporate centre plays a vital role: it brings value to the Group and allows for economies of scale while at the same time we have reduced the cost of it by 18% in 2016 and 35% in three years”. She underscored that “we have studied the markets where we are and we are where we want to be”.

Botín indicated that “the key to reaching our goal of profitable and sustainable growth is to continue executing our strategic plan”. She added that Santander wants to be “the best commercial bank in Europe and America, gaining the trust of our employees, customers, shareholders and society in general by acting in way that is Simple, Personal and Fair, by helping people and businesses prosper” and she insisted that “as important as what we achieve is how we achieve it”.

Comunicación Corporativa
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid). Tel.: +34 91 2895211	4
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Corporate governance and commitment to society

Santander’s Group executive chairman referred to some of the changes made by the bank in terms of corporate governance. “We have included in the Regulations of the Board of Directors the requirement that the majority of its members be independent, as it is today”. She also said that the Bank has strengthened the innovation and technology committee, so that it reflects “the board’s recognition of its importance.” She reminded also Homaira Akbari’s appointment as board director and the start up of the International Advisory Board.

“Santander is a responsible company that’s concerned about the society in which it operates”, Botín said. She explained that Santander will strengthen its commitment to society in the next two years. “We have raised the goal for 2018. We want to help 5 million people thorugh our financial inclusion and social action programs.” The executive chairman also said that the Bank is going to build on its university program, what makes Santander the largest supporter of higher education globally, by focusing on entrepreneurship and job creation.

Spain

Botín reasserted the bank’s commitment to Spain: “It is the country where our roots are, our headquarters and where we have great potential.” She said that “the Spanish economy has done very well over the last two years. This growth has been based on strong foundations: Companies are financially healthier and families have more to spend and invest”. She added: These foundations should enable us to continue growing at a rate of around 2.5%. Continuing to invest in education, supporting business and job creation, we can make sure that everyone who wants to work can work“. In her opinion, “few countries have the experience and position Spain has in Europe and Latin America, which gives us access to more than 1.1 billion people, with a unique combination of soundness, tradition and dynamism.” She also said that “Spain has the chance not just to do better economically, but also to increase its institutional importance and its contribution to the major challenges facing our region and the world: education, higher quality employment and financial inclusion.”

The AGM approved the re-election as board members of Ana Botín, José Antonio Álvarez, Rodrigo Echenique, Esther Giménez-Salinas and Belén Romana. Shareholders also approved the appointment of Homaira Akbari to the board.

Comunicación Corporativa
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid). Tel.: +34 91 2895211	5
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

José Antonio Álvarez: “The positive trends of 2016 continue in the first months of this year”

Banco Santander’s CEO, José Antonio Álvarez, provided an in-depth review of the Group’s units in the countries and the global businesses. He summed up 2016 saying: “profit and dividend increased; we grew volumes excluding the exchange rate effect; the balance sheet continued to have a balanced structure; and we have significantly improved our solvency and credit quality”. He added: “All that was done while at the same time moving ahead in our commercial transformation, enhancing our customer relationships and improving their experience with the bank”. Álvarez showed confidence in Santander’s ability to deliver on its targets. “We are seeing that the positive trends of 2016 continue in the first months of this year: we are increasing loyal and digital customers; costs remain contained as in previous quarters, credit quality is improving and we are generating organic capital”. Santander’s CEO set out the bank’s financial priorities for 2017:

-	Accelerate revenue growth, mainly in emerging economies.

-	Grow market share in mature economies.

-	Keep costs under control, with an overall growth below average inflation in the countries.

-	Continue to improve the cost of credit, with falling provisions as the cycle improves in countries such as Brazil and Spain.

-	Risk Weighted Assets (RWA) growth below the Group’s lending and profit growth.

Comunicación Corporativa
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid). Tel.: +34 91 2895211	6
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Item 2

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

MR. JAIME PÉREZ RENOVALES, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF “BANCO SANTANDER, S.A.”,

CERTIFY: That, in accordance with the minutes of the meeting of the Ordinary General Shareholders’ Meeting of this entity, validly held on 7 April 2017, the following resolutions were passed:

“Item ONE.-

One A.- To approve the annual financial statements (balance sheet, income statement, statement of recognised income and expense, statement of changes in total equity, statement of cash flows, and notes) of Banco Santander, S.A. and of its consolidated Group, all with respect to the Financial Year ended 31 December 2016.

One B.- To approve the corporate management for Financial Year 2016.

Item TWO.-

To approve the application of results in the amount of 2,481,305,886.66 euros obtained by the Bank in Financial Year 2016, to be distributed as follows:

Euros	2,468,681,330.65	for the payment of dividends already paid out prior to the date of the Ordinary General Shareholders’ Meeting (1,595,925,830.41 euros), for the acquisition of bonus share rights (derechos de asignación gratuita), with a waiver of the exercise thereof, from those shareholders who opted to receive in cash the remuneration equal to the second interim dividend (70,726,761.68 euros) under the Santander Dividendo Elección scrip dividend scheme and for the payment of the final cash dividend in a total amount of 802,028,738.56 euros which will take place after next 2 May.

Euros	12,624,556.01	to increase the Voluntary Reserve.

Euros	2,481,305,886.66	in total.

Item THREE.-

Three A.- To ratify the appointment of Ms Homaira Akbari as a director, which appointment was approved by the board at its meeting of 27 September 2016. Ms Homaira Akbari will be classified as an independent director.

With reference to the annual renewal of one-third of the board positions as provided by article 55 of the Bylaws, to re-elect the following persons for a new three-year period:

Three B.- To re-elect Mr José Antonio Álvarez Álvarez as a director, with the classification of executive director.

Three C.- To re-elect Ms Belén Romana García as a director, with the classification of independent director.

Three D.- To re-elect Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea as a director, with the classification of executive director.

Three E.- To re-elect Mr Rodrigo Echenique Gordillo as a director, with the classification of executive director.

Three F.- To re-elect Ms Esther Giménez-Salinas i Colomer as a director, with the classification of independent director.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Item FOUR.-

To delegate to the board of directors, pursuant to the provisions of section 297.1.a) of the Spanish Capital Corporations Law, the broadest powers to do the following within one year from the date on which this general shareholders’ meeting is held: set the date and terms and conditions, as to all matters not provided for by the shareholders themselves acting at the general shareholders’ meeting, for a capital increase by issuing new shares that is approved at such general shareholders’ meeting in the amount of 500 million euros.

In exercising these delegated powers, the board of directors shall (by way of example and not of limitation): determine if the new shares shall be issued with or without a premium and with or without voting rights; determine the deadline for exercising pre-emptive rights; freely offer the shares not subscribed for by such deadline; establish that, in the event the issue is not fully subscribed for, the capital will be increased only by the amount of the actual subscriptions; and amend the article of the Company’s Bylaws regarding share capital.

The capital increase referred to in this resolution shall become void if the board of directors does not exercise the powers delegated thereto within the period of one (1) year provided by the shareholders acting at the general shareholders’ meeting for carrying out the resolution.

The board of directors is also authorised to delegate to the executive committee the delegable powers granted pursuant to this resolution.

Item FIVE.-

I) To rescind, to the extent of the unused amount, the authorisation granted by the shareholders at the ordinary general shareholders’ meeting of 27 March 2015 by means of resolution Eight II).

II) To re-authorise the board of directors, as broadly as may be necessary under the law, so that in accordance with the provisions of section 297.1.b) of the Spanish Capital Corporations Law, it may increase share capital on one or more occasions and at any time, within a period of three years from the date of this meeting, in the maximum amount of 3,645,585,175 euros, by means of the issuance of new shares – with or without a premium and with or without voting rights –, with the consideration for such new shares consisting of cash contributions, and with the power to set the terms and conditions of the capital increase and the characteristics of the shares, as well as to freely offer the unsubscribed new shares within the pre-emptive subscription period or periods, to establish that, in the case of an incomplete subscription, the capital shall be increased only by the amount of subscriptions made, and to amend the article of the Bylaws regarding share capital. The amount of capital increases, if any, made to accommodate the conversion of debentures under the provisions of the resolution Ten A II) of the resolutions adopted at the ordinary general shareholders’ meeting of 27 March 2015 or pursuant to any other resolution adopted in this connection by the shareholders at the general meeting shall be deemed to be included within the limit of the aforementioned maximum amount available at any time. Furthermore, the board is authorised to totally or partially exclude pre-emptive rights upon the terms of section 506 of the Spanish Capital Corporations Law, provided, however, that this power will be limited to capital increases carried out under this delegation of powers up to the amount of 1,458,234,070 euros. The board of directors is also authorised to delegate to the executive committee the delegable powers granted pursuant to this resolution.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Item SIX.-

Increase in share capital with a charge to reserves

1.- Capital increase

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander” or the “Bank”) by (b) the determinable number of new shares of Banco Santander resulting from the formula set forth under section 2 below (the “New Shares”).

The capital increase is carried out through the issuance and flotation of the New Shares, which shall be ordinary shares with a par value of one-half (0.5) euro each, of the same class and series as those currently outstanding, represented in book-entry form.

The capital increase is entirely charged to reserves of the type contemplated in section 303.1 of the Spanish Capital Corporations Law.

The New Shares are issued at par value, i.e., for their par value of one-half (0.5) euro, with no share premium, and will be allotted free of charge to the shareholders of the Bank.

Pursuant to section 311 of the Spanish Capital Corporations Law, provision is made for the possibility of less than full allotment.

2.- New Shares to be issued

The number of New Shares will be obtained by applying the following formula, rounded down to the nearest whole number:

NNS = TNShrs / Num. rights

where,

NNS = Number of New Shares to be issued;

TNShrs = Number of Banco Santander shares outstanding on the date the board of directors, or the executive committee by delegation therefrom, resolves to implement the capital increase; and

Num. rights = Number of bonus share rights needed for the allotment of one New Share, which number will be obtained by applying the following formula, rounded up to the nearest whole number:

Num. rights = TNShrs / Num. provisional shares

where,

Num. provisional shares = Amount of the Alternative Option / ListPri

For the purposes hereof:

“Amount of the Alternative Option” is the market value of the capital increase, which shall be determined by the board of directors, or by the executive committee by delegation therefrom, based on the number of outstanding shares (i.e., TNShrs) and the remuneration paid to that date to the shareholders with a charge to financial year 2017, and which shall not exceed 750 million euros.

“ListPri” is the arithmetic mean of the average weighted prices of the Bank’s shares on the Spanish Stock Exchanges in the 5 trading sessions ended prior to the resolution of the board of directors, or of the executive committee by delegation therefrom, to carry out the capital increase, rounded to the nearest one-thousandth of a euro and, in case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

3.- Bonus share rights

Each outstanding share of the Bank will grant its holder one bonus share right.

The number of bonus share rights needed to receive a New Share will be automatically determined according to the proportion existing between the number of New Shares and the number of outstanding shares (TNShrs). Specifically, shareholders will be entitled to receive one New Share for as many bonus share rights held by them, determined in accordance with section 2 above (Num. rights).

The holders of debentures or instruments convertible into shares of Banco Santander existing at any time shall have no bonus share rights; however, if applicable, they will be entitled to a modification of the ratio for conversion of debentures into shares (or of the minimum and/or maximum limits of such ratio, when the ratio is variable), in proportion to the amount of the capital increase.

In the event that (i) the number of bonus share rights needed for the allotment of one share (Num. rights) multiplied by the New Shares (NNS) is lower than (ii) the number of outstanding shares (TNShrs), Banco Santander, or a company of its Group, will waive a number of bonus share rights equal to the difference between the two figures, for the sole purpose of having a whole number of New Shares and not a fraction.

The bonus share rights will be allotted to the shareholders of Banco Santander who appear as such in the book-entry registries of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal (Iberclear) on the corresponding date in accordance with the applicable rules for clearing and settlement of securities. During the bonus share rights trading period, a sufficient number of bonus share rights may be acquired on the market, in the proportion needed to subscribe for New Shares. The bonus share rights may be traded on the market for the period determined by the board of directors, or by the executive committee by delegation therefrom, subject to a minimum term of fifteen calendar days.

4.- Irrevocable commitment to acquire bonus share rights

The Bank or, with the Bank’s guarantee, the company of its Group that shall be determined, will make an irrevocable commitment to purchase the bonus share rights at the price specified below. The purchase commitment will not cover the bonus share rights purchased or otherwise acquired on the market. The purchase commitment will be in force and may be accepted by such shareholders during the term, within the bonus share rights trading period, which will be determined by the board of directors, or by the executive committee by delegation therefrom. To this end, it is resolved to authorise the Bank, or the corresponding company of its Group, to acquire such bonus share rights (as well as the shares corresponding to those rights), subject to the maximum limit of the total number of rights issued and to the duty to comply in all cases with any limitations established by law. The “Purchase Price” of each bonus share right will be equal to the price resulting from the following formula, rounded to the nearest one-thousandth of a euro and, in the case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth:

Purchase Price = ListPri / (Num. rights + 1)

5.- Balance sheet for the transaction and reserve to which the increase will be charged

The balance sheet used for purposes of this capital increase is the balance sheet as of 31 December 2016, duly audited and approved by the shareholders at this ordinary general shareholders’ meeting.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

As mentioned above, the capital increase will be charged in its entirety to reserves of the type contemplated in section 303.1 of the Spanish Capital Corporations Law. Upon implementation of the increase, the board of directors or, by delegation therefrom, the executive committee, will determine the reserve to be used and the amount thereof in accordance with the balance sheet used for the transaction.

6.- Representation of the new shares

The shares to be issued shall be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal (Iberclear) and its member entities.

7.- Rights of the new shares

The new shares will confer the same economic, voting and related rights upon their holders as the currently outstanding ordinary shares of Banco Santander as from the time at which the capital increase is declared to have been subscribed and paid up.

8.- Shares on deposit

Once the bonus share rights trading period has ended, the New Shares that it has not been possible to allot for reasons not attributable to Banco Santander will be held on deposit and will be available to those who evidence lawful ownership of the respective bonus share rights. Three years after the date of conclusion of the bonus share rights trading period, the shares that have still to be allotted may be sold as provided in section 117 of the Spanish Capital Corporations Law, for the account and at the risk of the interested parties. The net proceeds from the sale will be deposited with Bank of Spain or with the General Deposit Bank (Caja General de Depósitos) and will be at the disposal of the interested parties.

9.- Application for admission to listing

It is resolved to apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Mercado Continuo), as well as to take the steps and actions that may be necessary and file the required documents with the competent authorities of the foreign Stock Exchanges on which Banco Santander shares are from time to time traded (currently, Lisbon, London, Milan, Warsaw, Buenos Aires, Mexico and New York through American Depositary Shares (ADSs), and São Paulo through Brazilian Depositary Receipts (BDRs)), for the New Shares issued under this capital increase to be admitted to listing, expressly stating Banco Santander’s submission to such rules as may now be in force or hereafter be issued on stock exchange matters and, especially, on trading, continued listing and delisting.

It is expressly stated for the record that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing or not voting on the delisting resolution will be safeguarded in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of the restated text of the Securities Market Law and its implementing provisions in force at any time.

10.- Implementation of the capital increase

Within one year of the date of this resolution, the board of directors, or the executive committee by delegation therefrom, may resolve to carry out the capital increase and to set the conditions therefor as to all matters not provided for in this resolution. However, if the board of directors does not consider it advisable to carry out the capital increase, it may decide not to do so and shall report such decision to the shareholders at the first ordinary general shareholders’ meeting held thereafter. In particular, in deciding to implement the increase, the board of directors, or the

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

executive committee by delegation therefrom, will analyse and take into account market conditions, among other issues, and in the case that such conditions or other elements mean it is not advisable in the view of the board to implement the increase, it may decide not to do so, reporting such decision to the shareholders at the general shareholders’ meeting on the aforementioned terms. The capital increase to which this resolution refers shall be null and void if the board of directors does not exercise the powers delegated thereto within the one-year period set by the shareholders at the general shareholders’ meeting for implementation of the resolution.

Upon conclusion of the bonus share rights trading period:

(a)	The New Shares will be allotted to those who, in accordance with the book-entry registry of Iberclear and its member entities, are holders of bonus share rights in the proportion resulting from section 3 above.

(b)	The board of directors, or the executive committee by delegation therefrom, will declare the bonus share rights trading period closed and will reflect in the Bank’s accounts the application of reserves in the amount of the capital increase, which increase will thus be fully paid up.

Likewise, upon conclusion of the bonus share rights trading period, the board of directors, or the executive committee by delegation therefrom, will adopt the relevant resolutions amending the Bylaws in order to reflect the new amount of share capital resulting from the capital increase and applying for admission to listing of the new shares on the Spanish and foreign Stock Exchanges on which the shares of the Bank are listed.

11.- Delegation for purposes of implementation

Pursuant to the provisions of section 297.1.a) of the Spanish Capital Corporations Law, it is resolved to delegate to the board of directors, with express authority to delegate, in turn, to the executive committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors, with express authority to, in turn, delegate them to the executive committee:

1.-	To determine, within one year as from approval thereof, the date on which the resolution so adopted to increase the share capital is to be implemented, and to set the Amount of the Alternative Option, the reserves out of which the capital increase is to be made from among those provided for in the resolution, the record date and time for the allotment of the bonus share rights and the duration of the bonus share rights trading period, as well as carrying out such operating adjustments, if applicable, that are necessary with relation to the provisions of this resolution as a consequence of the entry into force of the new regime for clearing and settlement of securities.

2.-	To determine the exact amount of the capital increase, the number of New Shares and the bonus share rights needed for the allotment of New Shares in accordance with the rules established by the shareholders at this general shareholders’ meeting.

3.-	To declare the capital increase to be closed and implemented.

4.-	To amend sections 1 and 2 of article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the result of the implementation of the capital increase.

5.-	To waive the right to the New Shares corresponding to the bonus share rights acquired by the Bank or by the corresponding company of its Group under the purchase commitment.

6.-	To carry out all formalities that may be necessary to have the New Shares issued in the capital increase registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed, in accordance with the applicable procedures established at each of such Stock Exchanges.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

7.-	To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions.

Item SEVEN.-

I. To rescind, to the extent of the unused amount, resolution Nine A II) approved at the ordinary general shareholders’ meeting of 18 March 2016.

II. To delegate to the board of directors, in accordance with the general regulations on the issuance of debentures and pursuant to the provisions of section 319 of the Regulations of the Commercial Registry, the power to issue, on one or more occasions, up to an amount of 50,000 million euros or its equivalent in another currency, in fixed-income securities, in any of the forms admitted under law and including bonds, certificates, promissory notes, debentures and preferred interests or other debt instruments of a similar nature (including warrants, settled through physical delivery or on a net basis). The board of directors may implement this power within a period of five years from the date of approval of the resolution by the shareholders at the general shareholders’ meeting, at the end of which period it will be rescinded, to the extent of the unused amount, due to expiration.

In the exercise of the delegated powers granted herein, and by way of example and not of limitation, the board of directors shall be responsible for determining the amount of each issuance, always within the stated overall quantitative limit; the place of issuance –domestic or foreign– and the currency and, if it is foreign, the equivalent thereof in euros; the denomination, whether bonds (bonos), debentures (obligaciones), preferred interests (participaciones preferentes) or any other denomination permitted by law –including those that are subordinated, if any, among those contemplated in articles 52 or 63 of (EU) Regulation No. 575/2013 of the European Parliament and of the Council, of 26 June 2013, regarding prudential requirements for credit institutions and investment companies, or of another type or basis-; the issuance date(s); the possibility of their being exchangeable, in whole or in part, for outstanding shares or other securities of other entities –and, if exchangeable, whether mandatorily or voluntarily so, and in the latter case, whether at the option of the holder of the securities or the issuer –or of including a call option on such shares; the interest rate, dates, and procedures for payment of the coupon; whether they are to be callable or not and, in the former case, the redemption period and events of redemption (in whole or in part); whether they are to be with or without a maturity date and, in the former case, the maturity date; the type of repayment, premiums and tranches; guarantees, including mortgages; form of representation, whether certificated or as book entries; the number of securities and the nominal value thereof; subscription procedure; applicable law, whether domestic or foreign; the application, if any, for admission to trading on official or unofficial, organised or unorganised, domestic or foreign secondary markets of the securities that are issued in compliance with the requirements in each case established by applicable laws and regulations; and, in general, any other condition applicable to the issuance, and, if applicable, appointing the Representative (Comisario) and approving the basic rules that are to govern the legal relations between the Bank and the syndicate, if any and allowed, of holders of the securities that are issued.

The delegation also includes the grant to the board of directors of the power, in each case, to decide the conditions for repayment of the fixed-income securities issued in reliance on this authorisation, including the power of the board to use, to the extent applicable, the means of withdrawal referred to in section 430 of the Spanish Capital Corporations Law or any other means

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

that may be appropriate. In addition, the board of directors is authorised, whenever it deems appropriate, and subject to the necessary official authorisations being obtained as well as, if required, the approval of the Meetings of the respective syndicates or bodies representing the holders of the securities, to modify the conditions for repayment of the fixed-income securities issued and the maturity thereof, as well as the interest rate, if any, of those included in each of the issuances made pursuant to this authorisation.

As to limits on the delegation, the aforementioned amount of 50,000 million euros is the maximum overall limit that may be reached at any time by the outstanding nominal balance of the promissory notes or similar securities issued, added to the nominal amount issued of other securities also issued under this authorisation granted to the board of directors. In the case of warrants, the sum of the premiums and exercise prices of the warrants from each issuance approved in accordance with this delegation shall be taken into account for the calculation of the above-mentioned limit.

The board of directors is hereby authorised to delegate in turn to the executive committee those powers conferred pursuant to this resolution that may be delegated.

Item EIGHT.- To approve, pursuant to the provisions of section 529 novodecies of the Spanish Capital Corporations Law (Ley de Sociedades de Capital), the director remuneration policy of Banco Santander, S.A. for financial years 2017, 2018 and 2019, the text of which has been made available to the shareholders within the framework of the call to the general shareholders’ meeting and which, regarding the variable components of the remuneration of executive directors for 2017 and to the extent that they make up a remuneration system that includes the delivery of shares of the Bank or of rights thereto, is also submitted to the general shareholders’ meeting under Item Eleven A.

Item NINE.- To approve, for purposes of the provisions in sub-section 2 of article 58 of the Bylaws, the fixed total annual amount of remuneration of the directors acting as such of 6,000,000 euros, an amount that shall be applicable to remuneration corresponding to financial year 2017 and that shall remain effective until the shareholders acting at a general shareholders’ meeting resolve to amend it, the board of directors being able to reduce it on the terms established in the aforementioned provision of the Bylaws.

Item TEN.- To approve a maximum ratio of 200% between the variable and fixed components of the total remuneration of the executive directors and of certain employees belonging to categories with professional activities that have a material impact on the risk profile of the Group upon the terms set forth below:

(i)	Number of affected persons: certain members of the Identified Staff (850 at 31 December 2016, as described in the Exhibit to the detailed recommendation prepared by the board of directors), and up to 150 additional beneficiaries, up to a maximum of 1,000 persons in total.

The beneficiaries of this resolution include the executive directors of Banco Santander and other employees of Banco Santander or other companies of the Group belonging to the “Identified Staff”, i.e. to categories with professional activities that have a significant impact on the risk profile of the Bank or of the Group, including senior executives, risk-taking employees or employees engaged in control functions, as well as other workers whose total remuneration places them within the same remuneration bracket as that of the preceding categories. However, it is noted that the categories of personnel who engage in control duties are generally excluded from the scope of this resolution. The members of the Identified Staff have been identified pursuant to the standards established in Commission Delegated Regulation (EU) No 604/2014, of 4 March 2014, supplementing Directive 2013/36/EU of the

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European Parliament and of the Council with regard to regulatory technical standards with respect to qualitative and appropriate quantitative criteria to identify the categories of staff whose professional activities have a material impact on an institution’s risk profile and those of the policy for determining the Group’s Identified Staff.

(ii)	Authorisation.

Without prejudice to the general provisions set forth in item Twelve or to the powers of the board of directors in remuneration matters under the Bylaws and the rules and regulations of the board, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the content hereof and that of the agreements and other documents to be used or adapted for such purpose. Specifically, and merely by way of example, the board of directors shall have the following powers:

(a)	To determine any modifications that should be made in the group of Identified Staff members that benefit from the resolution, within the maximum limit established by the shareholders at the general shareholders’ meeting, as well as the composition and amount of the fixed and variable components of the total remuneration of said persons.

(b)	To approve the basic contents of the agreements and of such other supplementary documentation as may be necessary or appropriate.

(c)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with the European Central Bank, the Bank of Spain or any other public or private entity.

(d)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(e)	To interpret the foregoing resolutions, with powers to adapt them to the circumstances that may arise at any time without affecting their basic content, including any regulations or provisions or supervisor’s recommendations that may prevent their implementation upon the terms approved or that require the adjustment thereof.

(f)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

The board of directors may delegate to the executive committee all the powers conferred in this resolution Ten (except for those that may not be delegated under the law).

The Company shall communicate the approval of this agreement to all Group companies engaging executives or employees belonging to the Identified Staff and who are beneficiaries of this resolution, without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the remuneration policy with respect to those executives and employees and, if applicable, to adjust such policy to regulations or to the requirements of competent authorities in the respective jurisdiction, as well as to comply with the obligations that bind them for such purpose.

Item ELEVEN.-

ELEVEN A.-

Deferred Multiyear Objectives Variable Remuneration Plan

To approve the implementation of the second cycle of the Deferred Multiyear Objectives Variable Remuneration Plan, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or rights thereon, which has been approved by the board of directors on the terms and conditions described below:

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

I. Purpose and Beneficiaries

The second cycle of the Deferred Multiyear Objectives Variable Remuneration Plan will be implemented in connection with the variable remuneration or award (hereinafter, “Award A”) for financial year 2017 that is approved by the board of directors or the appropriate body in each case, for executive directors of Banco Santander, vice presidents, country heads, other key executives from the main countries in which the Group operates and, in general, the Faro executives of the Group, all of them belonging to the “Identified Staff” (that is, to categories of staff whose professional activities have a material impact on the risk profile of the institution or its Group in accordance with section 32.1 of Law 10/2014 of 26 June on organisation, supervision and solvency of credit institutions, and the regulations in implementation thereof).

The number of beneficiaries of Award A is expected to be 300 persons, though this resolution does not affect those persons whose Award A is not paid, either in whole or in part, in shares or similar instruments of Banco Santander, but rather in shares or similar instruments of subsidiaries of Banco Santander. Taking into account possible changes in the workforce, the number of beneficiaries of this resolution may change. The board of directors, or the executive committee acting by delegation therefrom, may approve inclusions (through promotion or hiring at the Santander Group) or exclusions from the Identified Staff, without at any time changing the authorised maximum total number of shares to be delivered.

The purpose of this second cycle of the Deferred Multiyear Objectives Variable Remuneration Plan is (a) to defer a portion of Award A over a period of three to five years, depending on the beneficiary, subject to the non-occurrence of certain circumstances, (b) in turn, to link a portion of such amount to the performance of the Bank over a multiyear period, (c) for its payment, if applicable, in cash and in Santander shares, and (d) also paying the other portion of such variable remuneration in cash and in Santander shares upon commencement, all in accordance with the rules set forth below.

II. Operation

Award A of the beneficiaries for financial year 2017 will be paid according to the following percentages, depending on the time of payment and on the group to which the beneficiary belongs (the “Immediate Payment Percentage”, to identify the portion for which payment is not deferred, and the “Deferred Percentage”, to identify the portion for which payment is deferred):

	Immediate Payment Percentage	Deferred Percentage (*)	Deferral Period (*)	Deferred Portion Subject to Objectives (*)
Executive directors and members of the Identified Staff whose target(**) total variable remuneration is ≥ €2.7 mill. (***)	40%	60%	5 years	Last 3 years (3/5 of Deferred Percentage)
Vice presidents, country heads of countries representing at least 1% of the Group’s financial capital and other Faro executives whose target(**) total variable remuneration is ≥ €1.7 mill. (< €2.7 mill.). (***)	50%	50%	5 years	Last 3 years (3/5 of Deferred Percentage)
Rest of Faro executives who are beneficiaries of Award A(***)	60%	40%	3 years	Last year (1/3 of Deferred Percentage)

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(*)	In certain countries, the deferral percentage and the deferral period may also be different to comply with applicable local regulations or with the requirements of the competent authority in each case. Similarly, the deferred part subject to objectives can be applied to years that are not the last ones, but not before the third year.
(**)	Reference variable remuneration for an standard compliance (100% of the objectives).
(***)	For the purposes of the assignation of a beneficiary to the corresponding category, for those variable remunerations not denominated in euros, it will be taken into account the average closing exchange rate corresponding to the last fifteen trading sessions prior to the Friday (exclusive) of the previous week to the date on which the board of directors agreed the variable remuneration of the Bank’s executive directors for 2016 (24 January 2017).

Taking the foregoing into account, Award A for financial year 2017 will be paid as follows:

(i)	Each beneficiary will receive in 2018, depending on the group to which such beneficiary belongs, the Immediate Payment Percentage applicable in each case, in halves and net of taxes (or withholdings), in cash and in Santander shares (the “Initial Date”, meaning the specific date on which the Immediate Payment Percentage is paid).

(ii)	Payment of the Deferred Percentage of Award A applicable in each case depending on the group to which the beneficiary belongs will be deferred over a period of 3 or 5 years (the “Deferral Period”) and will be paid in thirds or fifths, as applicable, within thirty days of the anniversaries of the Initial Date in 2019, 2020 and 2021 and, if applicable, 2022 and 2023 (the “Anniversaries”), provided that the conditions described below are met.

(iii)	The deferred portion will be paid in thirds or fifths (each one, an “Annual Payment”), which will determine the maximum amount to be paid, if applicable, on each one of the Anniversaries.

(iv)	Each one of the payments that are applicable on the Anniversaries will be paid 50% in cash and the other 50% in Santander shares, after applying any withholding or interim payments applicable at any time.

(v)	The beneficiaries receiving Santander shares pursuant to paragraphs (i) to (iv) above may not transfer them or hedge them directly or indirectly for one year as from each delivery of shares. The beneficiaries may likewise not hedge the shares directly or indirectly prior to delivery thereof.

In addition to continuity of the beneficiary within the Santander Group1, the accrual of all Annual Payments is subject to none of the circumstances giving rise to the application of malus provisions as set out in the malus and clawback chapter of the Group’s remuneration policy having occurred during the period before each of the deliveries. Likewise, amounts of Award A already paid shall be subject to possible clawback by the Bank in the instances and for the period described in said policy, all upon the terms and conditions set forth therein.

[1]	When termination of the relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre- retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in section 10.3 of Royal Decree 1382/1985 of 1 August governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares and the cash amounts that have been deferred shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares and in cash, such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The application of malus and clawback provisions are activated in those events in which there is a deficient financial performance of the entity as a whole or of a specific division or area thereof or exposures generated by the staff, and which must take into account at least the following factors:

(i)	Significant failures in risk management committed by the entity or by a business or risk control unit.

(ii)	An increase in the capital needs of the entity or a business unit that was not expected at the time the exposures were generated.

(iii)	Regulatory sanctions or court sentences for facts that might be attributable to the unit or to the staff responsible for them. Also a breach of the entity’s internal codes of conduct.

(iv)	Improper conduct, whether individual or collective. Negative effects from the sale of unsuitable products and the responsibilities of the persons or bodies making such decision shall be especially considered.

The individual policies of each country may also include any other standard regard by legal provisions or by local regulators.

Additionally, the accrual of the third and, if applicable, fourth and fifth Annual Payments (these Annual Payments, together, the “Deferred Portion Subject to Objectives”) is subject to compliance with certain targets referring to the 2017-2019 period (the “Multiyear Objectives”) and to the metrics and compliance scales associated with such Multiyear Objectives, which are those set forth below:

(a)	Compliance with consolidated earnings-per-share (“EPS”) growth target of Banco Santander for 2019 compared to 2016. The coefficient corresponding to this target (the “EPS Coefficient”) will be obtained from the following table:

2019 EPS growth (% compared to 2016)	EPS Coefficient
≥ 25%	1
≥ 0% but < 25%	0 – 1(*)
< 0%	0

(*)	Straight-line increase in EPS Coefficient based on the specific percentage of growth of 2019’s EPS with respect to 2016’s EPS within this bracket of the scale.

(b)	Relative performance of total shareholder return (“TSR”) of the Bank for the 2017-2019 period compared to the TSRs of a peer group of 17 credit institutions.

For these purposes:

•	“TSR” means the difference (expressed as a percentage) between the final value of an investment in ordinary shares of Banco Santander and the initial value of the same investment, taking into account that for the calculation of such final value, dividends or other similar items (such as the Santander Dividendo Elección scrip dividend scheme) received by the shareholder due to such investment during the corresponding period of time will be considered as if they had been invested in more shares of the same class at the first date on which the dividend or similar item is owed to the shareholders and at the average weighted listing price on said date. To calculate TSR, the average weighted daily volume of the average weighted listing prices corresponding to the fifteen trading sessions prior to 1 January 2017 (excluded) (for

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the calculation of the initial value) and of the fifteen trading sessions prior to 1 January 2020 (excluded) (for the calculation of the final value) will be taken into account.

•	“Peer Group”, the group made up of the following 17 financial institutions: Itaú, JP Morgan, Bank of America, HSBC, BNP Paribas, Standard Chartered, Citi, Société Générale, ING, Barclays, Wells Fargo, BBVA, Lloyds, UBS, Intesa San Paolo, Deutsche Bank and Unicredit.

For this TSR metric, the following achievement scale is established:

TSR position of Santander	“TSR Coefficient”
Exceeding 66 percentile	1
Between 33 and 66 percentiles	0-1(*)
Below 33 percentile	0
(*)	Proportional increase in TSR Coefficient according to the number of positions moved up in the ranking within this line of the scale.

(c)	Compliance with the fully-loaded common equity tier 1 (“CET1”) ratio target of the Santander Group for financial year 2019. The Coefficient corresponding to this target (the “CET1 Coefficient”) will be obtained from the following table:

CET1 in 2019	CET1 Coefficient
≥ 11.30%1
≥11% but < 11.30%	0.5 – 1(*)
< 11%	0
(*)	Straight-line increase in CET1 Coefficient based on 2019’s CET1 within this bracket of the scale.

In order to verify if this target has been met, any potential increase in CET1 deriving from share capital increases (other than those implemented under the Santander Dividendo Elección scrip dividend scheme) will be disregarded. Moreover, the CET1 ratio at 31 December 2019 may be adjusted in order to remove the effects of any regulatory change on the calculation rules thereof that may occur until such date.

To determine the amount of the Deferred Portion Subject to Objectives that, if applicable, must be paid to each beneficiary on the corresponding Anniversaries (each payment, a “Final Annual Payment”), and without prejudice to the adjustments that may result from application of the aforementioned malus policy:

Final Annual Payment = Amt. x (1/3 x A + 1/3 x B + 1/3 x C)

where,

•	“Amt.” corresponds to the amount of Award A equivalent to an Annual Payment.

•	“A” is the EPS Coefficient according to the scale in paragraph (a) above based on EPS growth in 2019 compared to 2016.

•	“B” is the TSR Coefficient according to the scale in paragraph (b) above based on the relative performance of the TSR of the Bank for the 2017-2019 period with respect to the Peer Group.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

•	“C” is the CET1 Coefficient resulting from compliance with the CET1 target for 2019 described in paragraph (c) above.

III.	Maximum Number of Shares to Be Delivered

The final number of shares delivered to each beneficiary, including both those for immediate payment and those for deferred payment, shall be calculated taking into account: (i) the amount resulting from applying applicable taxes (or withholdings), and (ii) the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifteen trading sessions prior to the Friday (exclusive) of the previous week to the date on which the board of directors approves Award A for the executive directors of the Bank for financial year 2017 (hereinafter, the “2018 Listing Price”).

Taking into account that the board of directors has estimated that the maximum amount of Award A to be delivered in shares to the beneficiaries of the second cycle of the Deferred Multiyear Objectives Variable Remuneration Plan will come to 135 million euros (the “Maximum Amount of Award A Distributable in Shares” or “MAAADS”), the maximum number of shares of Santander that may be delivered to such beneficiaries under this plan (the “Limit of Award A in Shares” or “LAAS”) will be determined, after deducting any applicable taxes (or withholdings), by applying the following formula:

MAAADS
LAAS =	2018 Listing Price

Included in the Maximum Amount of Award A Distributable in Shares is the estimated maximum amount of Award A to be delivered in shares to the executive directors of the Bank, which comes to 11.5 million euros (the “Maximum Amount Distributable in Shares for Executive Directors” or “MADSED”). The maximum number of Santander shares that may be delivered to the executive directors under this plan (the “Limit on Shares for Executive Directors” or “LSED”) will be determined, after deducting any applicable taxes (or withholdings), by applying the following formula:

IV.	Other Rules

MADSED
LSED =	2018 Listing Price

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume will be used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or other similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or vice versa.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly- issued shares, or be obtained from third parties with whom agreements have been signed to ensure that the commitments made will be met.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

V.	Authorisation

Without prejudice to the general provisions set forth in item Twelve or in preceding sections or to the powers of the board of directors in remuneration matters under the Bylaws and the rules and regulations of the board, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the rules set forth herein and on the content of the agreements and other documents to be used. This attribution of powers is also applicable, mutatis mutandis, to agreement Thirteen A of those approved at the ordinary general shareholders’ meeting of the Bank held on 18 March 2016 regarding the application of the first cycle of the Deferred Multiyear Objectives Variable Remuneration Plan. Specifically, and merely by way of example, the board of directors shall have the following powers:

(i)	To approve the basic contents of the agreements and of such other supplementary documentation as may be necessary or appropriate.

(ii)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of shares to be received by each of the beneficiaries of the plan to which this resolution refers, observing the established maximum limits.

(v)	To specify which executives or employees are beneficiaries of Award A and to determine the assignment of the beneficiaries of the plan to one category or another of those described in this resolution, without altering the maximum amount of Award A to be delivered in shares, except in the event that Faro executives or executives in a similar category initially ascribed to the remuneration plan to which item Eleven B refers are finally ascribed to this plan implementing Award A, in which case the board will be entitled to use for Award A the excess of the maximum amount set under item Eleven B (so that, altogether, the maximum amount set under items Eleven A and Eleven B is under no circumstances exceeded).

Additionally, the board will be entitled to apply the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions or distributions to shareholders while the shares have not been delivered to the beneficiaries; and, in the event that the maximum amount distributable in shares to be delivered is exceeded with relation to any of the three groups to which the plan is directed, to authorise the deferral and payment of the excess in cash.

(vi)	To approve, where applicable, the engagement of one or more internationally recognised third parties to verify the achievement of the Multiyear Objectives. In particular, and merely by way of example, it may ask such third parties: to obtain, from appropriate sources, the data upon which the calculations of TSR are to be based; to perform the calculations of the TSR of the Bank and the TSRs of the Peer Group’s entities; to compare the Bank’s TSR with the TSRs of the institutions within the Peer Group; to recalculate CET1 removing the effects of share capital increases and regulatory changes; and to provide advice on the decision as to how to act in the event of unexpected changes in the Peer Group that may require adjustments to the rules for comparison among them or on the amendment of the Peer Group in light of objective circumstances that justify such amendment (such as inorganic transactions or other extraordinary circumstances).

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(vii)	To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to the circumstances that may arise at any time, including in particular adapting the delivery mechanisms, without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent, which may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or the alteration of the mechanisms for net delivery of shares under the procedures that are established for the payment of taxes. In addition, the board may adapt the aforementioned plan (including the adjustment or removal of any metrics and scales of compliance for the Multiyear Objectives, the inclusion of additional targets for the delivery of any deferred amount of Award A or the increase of the Deferred Percentages or of the Deferral Period) to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms.

(viii)	To adjust positively or negatively, following a proposal of the remuneration committee, the level of achievement of the Multiyear Objectives when inorganic transactions, material changes to the Group’s composition or dimension or other extraordinary circumstances have occurred which affect the suitability of the metric and achievement scale approved in each case and resulting in an impact not related to the performance of the executive directors and senior executives being evaluated.

(ix)	To develop and specify the conditions upon which the receipt by the beneficiaries of the corresponding shares or deferred amounts is contingent, as well as to determine whether, according to the plan to which this resolution refers, the conditions upon which the receipt by the beneficiaries of the respective shares or cash amounts is made contingent have been fulfilled, with the power to modulate the cash amounts and the number of shares to be delivered depending on the existing circumstances, all following a proposal of the remuneration committee.

(x)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

The board of directors may delegate to the executive committee all the powers conferred in this resolution Eleven A (except for those that may not be delegated under the law).

The provisions of this resolution are deemed to be without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the variable remuneration policy, the plan and the cycles thereof with respect to their own executives and employees and, if applicable, to adjust them to regulations or to the requirements of competent authorities in the respective jurisdiction.

ELEVEN B.-

Deferred and Conditional Variable Remuneration Plan

To approve the implementation of the seventh cycle of the Deferred and Conditional Variable Remuneration Plan, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon, which has been approved by the board of directors on the terms and conditions described below:

I.	Purpose and Beneficiaries

The seventh cycle of the Deferred and Conditional Variable Remuneration Plan will be implemented with respect to the variable remuneration or award (hereinafter, “Award B”) to be approved by the board of directors, or by the appropriate body in each case, for financial year

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2017 for categories of staff whose professional activities have a material impact on the risk profile of the institution or its Group (all of them together, the “Identified Staff” and identified under section 32.1 of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, and the regulations in implementation thereof), or other persons included in this group under regulatory or corporate standards in a specific country, and who are not beneficiaries of the plan to which item Eleven A above refers.

The number of members of the Identified Staff who would be beneficiaries of this plan comes to approximately 1,100 persons, though this resolution does not affect those whose Award is not paid, either in whole or in part, in shares or similar instruments of Banco Santander, but rather in shares or similar instruments of subsidiaries of Banco Santander. Taking into account possible changes in the workforce, the number of beneficiaries of this resolution may change. The board of directors, or the executive committee acting by delegation therefrom, may approve inclusions (through promotion or hiring at the Group) in or exclusions from the members of the Identified Staff that are beneficiaries of this plan, without at any time changing the authorised maximum total number of shares to be delivered.

The purpose of this seventh cycle of the Deferred and Conditional Variable Remuneration Plan is to defer a portion of Award B for a period of three years (or five years in the case of beneficiaries with incentive levels comparable to those of certain categories of Award A) for its payment, if applicable, in cash and in Santander shares (subject to the non-occurrence of certain circumstances), also paying the other portion of such variable remuneration in cash and in Santander shares at the outset, all in accordance with the rules set forth below.

II. Operation

Award B of the beneficiaries for financial year 2017 will be paid according to the following percentages, depending on the time of payment and on the level of the beneficiary’s remuneration (the “Immediate Payment Percentage”, to identify the portion for which payment is not deferred, and the “Deferred Percentage”, to identify the portion for which payment is deferred):

	Immediate Payment Percentage	Deferred Percentage (*)	Deferral Period (*)
Beneficiaries of Award B whose target(**) total variable remuneration is ≥ €2.7 mill. (***)	40%	60%	5 years
Beneficiaries of Award B whose target(**) total variable remuneration is ≥ €1.7 mill. (< €2.7 mill.). (***)	50%	50%	5 years
Other beneficiaries of Award B. (***)	60%	40%	3 years
(*)	In certain countries, the deferral percentage and the deferral period may also be different to comply with applicable local regulations or with the requirements of the competent authority in each case. Similarly, the deferred part subject to objectives can be applied to years that are not the last ones, but not before the third year.
(**)	Reference variable remuneration for an standard compliance (100% of the objectives).
(***)	For the purposes of the assignation of a beneficiary to the corresponding category, for those variable remunerations not denominated in euros, it will be taken into account the average closing exchange rate corresponding to the last fifteen trading sessions prior to the Friday (exclusive) of the previous week to the date on which the board of directors agreed the variable remuneration of the Bank’s executive directors for 2016 (24 January 2017).

Taking into account the foregoing, the Award B for financial year 2017 will be paid as follows:

(i)	Each beneficiary will receive the Immediate Payment Percentage of Award B in 2018, in halves and net of taxes (or withholdings), in cash and in Santander shares (the “Initial Date”, meaning the specific date on which said percentage of Award B is paid).

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(ii)	Payment of the Deferred Percentage of Award B will be deferred over a period of 3 or 5 years (the “Deferral Period”) and will be paid in thirds or fifths, as applicable, within thirty days of the anniversaries of the Initial Date in 2019, 2020 and 2021 and, if applicable, 2022 and 2023 (the “Anniversaries”), provided that the conditions described below are met.

(iii)	The deferred portion will be paid in thirds or fifths (each one, an “Annual Payment”), which will determine the maximum amount to be paid, if applicable, on each one of the Anniversaries.

(iv)	Each one of the payments that are applicable on the Anniversaries will be paid 50% in cash and the other 50% in Santander shares, after applying any withholding or interim payments applicable at any time.

(v)	The beneficiaries receiving Santander shares pursuant to paragraphs (i) to (iv) above may not transfer them or hedge them directly or indirectly for one year as from each delivery of shares. The beneficiaries may likewise not hedge the shares directly or indirectly prior to delivery thereof.

In addition to continuity of the beneficiary within the Santander Group1, the accrual of all Annual Payments is subject to none of the circumstances giving rise to the application of malus provisions as set out in the malus and clawback chapter of the Group’s remuneration policy having occurred during the period before each of the deliveries. Likewise, amounts of Award B already paid shall be subject to possible clawback by the Bank in the instances and for the period described in said policy, all upon the terms and conditions set forth therein.

The application of malus and clawback provisions are activated in those events in which there is a deficient financial performance of the entity as a whole or of a specific division or area thereof or exposures generated by the staff, and which must take into account at least the following factors:

(i)	Significant failures in risk management committed by the entity or by a business or risk control unit.

(ii)	An increase in the capital needs of the entity or a business unit that was not expected at the time the exposures were generated.

(iii)	Regulatory sanctions or court sentences for facts that might be attributable to the unit or to the staff responsible for them. Also a breach of the entity’s internal codes of conduct.

[1]	When termination of the relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre- retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in section 10.3 of Royal Decree 1382/1985 of 1 August governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares and the cash amounts that have been deferred shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares and in cash, such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(iv)	Improper conduct, whether individual or collective. Negative effects from the sale of unsuitable products and the responsibilities of the persons or bodies making such decision shall be especially considered.

The individual policies of each country may also include any other standard regard by legal provisions or by local regulators.

If the foregoing requirements are met on each Anniversary, the beneficiaries shall receive the cash and shares, in thirds or fifths, as applicable, within thirty days of the first, second, third and, if applicable, fourth and fifth Anniversary.

III. Maximum Number of Shares to Be Delivered

The final number of shares to be delivered to each beneficiary, including both those for immediate payment and those for deferred payment, shall be calculated taking into account: (i) the amount resulting from applying applicable taxes (or withholdings), and (ii) the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifteen trading sessions prior to the Friday (exclusive) of the previous week to the date on which the board of directors approves Award A for the executive directors of the Bank for financial year 2017 (hereinafter, the “2018 Listing Price”).

Taking into account that the board of directors has estimated that the maximum amount of Award B to be delivered in shares to the beneficiaries of the seventh cycle of the Deferred and Conditional Variable Remuneration Plan comes to 145 million euros (the “Maximum Amount of Award B Distributable in Shares” or “MAABDS”), the maximum number of Santander shares that may be delivered to such beneficiaries under this plan (the “Limit of Award B in Shares” or “LABS”) will be determined, after deducting any applicable taxes (or withholdings), by applying the following formula:

MAABDS
LABS =
2018 Listing Price

IV. Other Rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume will be used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or other similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or vice versa.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly- issued shares, or be obtained from third parties with whom agreements have been signed to ensure that the commitments made will be met.

V. Authorisation

Without prejudice to the general provisions set forth in item Twelve or in preceding sections or to the powers of the board of directors in remuneration matters under the Bylaws and the rules and regulations of the board, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the rules set

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

forth herein and on the content of the agreements and other documents to be used. Specifically, and merely by way of example, the board of directors shall have the following powers:

(i)	To approve the basic contents of the agreements and of such other supplementary documentation as may be necessary or appropriate.

(ii)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of shares to be received by each of the beneficiaries of the plan to which this resolution refers, observing the established maximum limits.

(v)	To set, without altering the maximum amount of Award B to be delivered in shares, which executives or employees are beneficiaries of the plan; to apply the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions or distributions to shareholders while the shares have not been delivered to the beneficiaries; and, in the event that the maximum amount distributable in shares to be delivered to the beneficiaries of the plan is exceeded, to authorise the deferral and payment of the excess in cash.

(vi)	To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to the circumstances that may arise at any time, including in particular adapting the delivery mechanisms, without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent, which may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or the alteration of the mechanisms for net delivery of shares under the procedures that are established for the payment of taxes. In addition, the board may adapt the aforementioned plan (including the introduction of new conditions for the delivery of any deferred amount of Award B or the amendment of existing conditions and, if applicable, the increase of the deferred percentages or the deferral period) to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms.

(vii)	To develop and specify the conditions upon which the receipt by the beneficiaries of the corresponding shares or deferred amounts is contingent, as well as to determine whether, according to the plan to which this resolution refers, the conditions upon which the receipt by the beneficiaries of the respective shares or cash amounts is made contingent have been fulfilled, with the power to modulate the cash amounts and the number of shares to be delivered depending on the existing circumstances, all following a proposal of the remuneration committee.

(viii)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

The board of directors may delegate to the executive committee all the powers conferred in this resolution Eleven B (except for those that may not be delegated under the law).

The provisions of this resolution are deemed to be without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the variable remuneration policy, the plan and the cycles thereof with respect to their own executives and employees and, if applicable, to adjust them to regulations or to the requirements of competent authorities in the respective jurisdiction.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

ELEVEN C.-

Application of Santander Group’s buy-out policy

To authorise, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon or that is linked to the price of the shares, the (immediate or deferred) delivery of shares of the Bank within the application of the Group’s buy-out policy which has been approved by the board of directors of the Bank, following a proposal of the remuneration committee.

Such buy-out policy is an instrument to be selectively used in the engagement of executives or employees who, as a result of accepting a job offer from the Bank (or from other Santander Group’s companies), lose the right to receive certain variable remuneration from their previous company. Therefore, this policy, which takes into account regulations and recommendations that apply to the Bank, allows the maintenance of certain flexibility to be able to attract the best talent and to be fair with respect to the loss of rights that an executive or employee assumes due to joining the Group, given that the conditions of the buy-out take into account the conditions applicable to the remunerations the loss of which is compensated.

The maximum number of shares that may be delivered under this resolution is a number such that, multiplying the number of shares delivered (or recognised) on each occasion by the average weighted daily volume of the averaged weighted listing prices for Santander shares corresponding to the fifteen trading sessions prior to the date on which they are delivered (or recognised), does not exceed the amount of 40 million euros.

The authorisation granted hereby may be used to undertake commitments to deliver shares with relation to the engagements that occur during financial year 2017 and until the following ordinary general shareholders’ meeting is held. This authorisation may also be applied to buy-outs related to hires prior to financial year 2017 in order to replace, in total or in part, the amounts initially agreed in cash by an equivalent delivery of shares.

ELEVEN D.-

Plan for employees of Santander UK plc. and of other Group companies in the United Kingdom by means of options on shares of the Bank and linked to the contribution of periodic cash amounts and to certain continuity requirements.

To approve, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon or that is linked to the price of the shares, the implementation of a voluntary savings plan (“sharesave scheme”) intended for the employees of Santander UK plc, of companies within the subgroup thereof and of the other companies of the Santander Group registered in the United Kingdom (in which the Group directly or indirectly holds at least 90% of the capital), including employees at United Kingdom branches of Banco Santander, S.A. or of companies within its Group (and in which the Group directly or indirectly holds at least 90% of the capital), which has been approved by the board of directors on the terms and conditions described below:

A plan in which between 5 and 500 pounds Sterling is deducted from the employee’s net pay every month, as chosen by the employee, who may, at the end of the chosen period (3 or 5 years), choose between collecting the amount contributed, the interest accrued and a bonus (tax-exempt in the United Kingdom), or exercising options on shares of Banco Santander, S.A. in an amount

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

equal to the sum of such three amounts at a fixed price. In case of voluntary resignation, the employee will recover the amount contributed to that time, but will forfeit the right to exercise the options.

The exercise price in pounds Sterling will be the result of reducing by up to a maximum of 20% the average of the purchase and sale prices of Santander shares at the close of trading in London for the 3 trading days prior to the reference date. In the event that these listing prices are unavailable for any reason, such reduction will be applied to the average price weighted by average traded volumes on the Spanish Mercado Continuo for the 15 trading days prior to the reference date. This amount will be converted into pounds Sterling using, for each day of listing, the average exchange rate for that day as published in the Financial Times, London edition, on the following day. The reference date will be set in the final approval of the plan by the British Tax Authority (“invitation date”) and will occur between 21 and 41 days following the date of publication of the consolidated results of Banco Santander, S.A. for the first half of 2017.

The employees must decide upon their participation in the plan within a period between 42 and 63 days following publication of the consolidated results of Banco Santander, S.A. for the first half of 2017.

The maximum monthly amount that each employee may assign to all voluntary savings plans subscribed by such employee (whether for the plan to which this resolution refers or for other past or future “sharesave schemes”) is 500 pounds Sterling.

The maximum number of shares of Banco Santander, S.A. to be delivered under this plan, approved for 2017, is 15,500,000, equal to 0.1063% of the share capital as of the date of the call to meeting.

The plan is subject to the approval of the tax authorities of the United Kingdom. Each of the subgroups and companies covered by the plan will ultimately decide whether or not to implement this plan in connection with its employees.

Without prejudice to the generality of the provisions of resolution Twelve below, and without prejudice to the powers of the board of directors in remuneration matters under the Bylaws and the rules and regulations of the board, the board of directors is hereby authorised, as required, to the broadest extent permitted by law and with the express power of delegation to the executive committee, to carry out any acts that may be necessary or merely appropriate in order to implement the aforementioned plan, as well as to further develop and elaborate, to the extent required, on the rules set forth herein. All of the foregoing will also be deemed to be without prejudice to the acts that the decision-making bodies of Santander UK plc, of companies within the subgroup thereof and of the other companies of the Santander Group registered in the United Kingdom or having branches therein and referred to in the first paragraph above, have already performed or may hereafter perform in the exercise of their powers, within the framework defined by this resolution of the shareholders acting at the general shareholders’ meeting, in order to implement the plan and to establish, develop and elaborate on the rules applicable thereto.

Item TWELVE.-

Without prejudice to the delegations of powers contained in the preceding resolutions, it is hereby resolved:

A) To authorise the board of directors to interpret, remedy, supplement, carry out and further develop the preceding resolutions, including the adaptation thereof to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with any requirements that may legally need to be

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

satisfied for the effectiveness thereof, and in particular, to delegate to the executive committee all or any of the powers received from the shareholders at this general shareholders’ meeting by virtue of the preceding resolutions as well as under this resolution Twelve.

B) To authorise Ms Ana Patricia Botín-Sanz de Sautuola y O´Shea, Mr José Antonio Álvarez Álvarez, Mr Rodrigo Echenique Gordillo, Mr Matías Rodríguez Inciarte, Mr Jaime Pérez Renovales and Mr Óscar García Maceiras so that any of them, acting severally and without prejudice to any other existing power of attorney whereby authority is granted to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this general shareholders’ meeting. In addition, the aforementioned persons are empowered, also on a several basis, to carry out the required filing of the annual accounts and other documentation with the Commercial Registry.”

I LIKEWISE HEREBY CERTIFY that the report approved by the Board of Directors following the proposal by the Remuneration Committee on the annual report on directors’ remuneration was submitted to the shareholders for an advisory vote at the General Meeting (Item Thirteen).

I FINALLY HEREBY CERTIFY that pursuant to the resolution of the Board of Directors to require the presence of a Notary, the aforementioned General Shareholders’ Meeting was attended by Mr Juan de Dios Valenzuela García, a member of the official association of Notaries of Cantabria, who drew up the minutes thereof. Such notary’s certificate is considered to be the minutes of the General Meeting.

And to leave record, I sign this certification with the approval of Mr Matías Rodríguez Inciarte, Vice Chairman, in Santander on 7 April 2017.

Reviewed

Vice Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 7, 2017	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer